T A B L E   O F   C O N T E N T S

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the quarter ended September 30, 2007 and audited financial statements for the year ended June 30, 2007, which are publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of November 8, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates Inferred Resources

The following sections use the term ‘inferred resources’. The Company advises investors that while that term is recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize it. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

1.2	Overview

1.2.1	Summary

Farallon is a mineral exploration company with its head office in Vancouver, British Columbia, Canada, that is focused on the exploration and development of the G-9 polymetallic (zinc, copper, lead, gold and silver) deposit at the Campo Morado property in Guerrero State, Mexico.

Drilling, metallurgical testing and mine planning activities have been directed toward G-9 since its discovery in June 2005. The Company’s 2007 program had two main objectives: to expand and upgrade the mineral resources and to advance the project toward production by July 2008. Both objectives were successfully achieved. Drilling in 2007 continued to expand the G-9 deposit, and resulted in the discovery of a new zone. Mine planning and design, as well as equipment acquisition and site preparation activities were advanced. In addition, several permitting milestones were met.

In fiscal 2008, Farallon has continued to advance the G-9 project, with the objective of initiating production by the beginning of fiscal 2009.

In early August, the Company made several key appointments to establish the team for the ongoing development at G-9.

    John Rice was appointed General Manager, Project Construction, with primary responsibility for management of all surface construction activities at site and, in particular, the engineering, procurement and construction management (“EPCM”) activities of M3 Engineering.

    Dan Kilby was appointed General Manager, Project Development and Exploration, responsible for all of Farallon's project development work, including the underground decline currently underway and all related surface activities. He will also continue to direct the Company's exploration efforts.

    Jorge Villasenor was appointed General Manager, Mexico, with ongoing responsibility for all in-country activities including all community and government relations and providing support for the G-9 construction in the areas of legal, accounting and permitting.

    Axxent Engineering Ltd., a Project Management and Engineering firm located in Surrey, British Columbia, was retained by the Company to provide Project Management services both at Campo Morado and in Tucson, Arizona where plant design work is underway.

In early August 2007, the Company commenced trading in the United States on the Over-the-Counter Bulletin Board under the symbol “FRLLF”.

1.2.2	Property Activities

Drilling

In the quarter ended September 30, 2007, 30 holes, totalling approximately 11,660 metres, were drilled. Most of the work during the quarter was infill drilling on the Southeast zone with some holes drilled in the new zone, called Abajo, located north of the San Raphael fault. Details of these holes were provided in news releases on July 25 2007 and September 10 2007 and the information was summarized in the Management Discussion and Analysis for the year ending June 30 2007.

The most important results are the increased knowledge of the deposit in the high grade Southeast zone, and confirmation of the discovery of a new sulphide lens north of the San Raphael Fault. In addition, drilling has revealed localised concentrations of higher precious metals grades within the deposit.

Infill drilling of the Southeast zone has now been completed and drill core samples are being assayed. A new deposit block model is currently being developed to be followed by a new resource estimate, using a combination of internal Farallon expertise and outside consultants. Behre Dolbear of Denver has been retained to review Farallon’s internal estimates and to assess the inferred, indicated and/or measured resources for the Southeast zone. This work is expected to be completed by early November after which a new mine plan will be developed.

Drilling continues, with an additional 45,000 metres planned during fiscal 2008. The next phase of the program will begin with infill drilling in the North zone.

Underground Access and Site Preparations

A 4.5 meter by 4.5 metres exploration decline is presently being excavated that will be approximately 1,400 metres in length at a slope of -8.3% from northwest of the G-9 deposit, and an additional 400 metres in two parallel 4.5 x 4.5 meter crosscuts complete with drill stations. Decline development began in August 2006, and is scheduled for completion in the last quarter of fiscal 2008. At the end of September 2007, the decline had been advanced 369.5 metres and the cross cut advanced 222 metres.

Farallon has continued to seek ways to accelerate the development of the underground decline, and have recently retained the services of Wabi Development Corporation (“Wabi”) of New Liskeard, Ontario, Canada to provide services, including manpower, supervision, training and, where necessary, assisting with purchasing and/or expediting activities. Wabi's services will complement and enhance Farallon's own activities on site. Wabi’s work is intended to improve decline advance rates while training local personnel to Ontario Common Core safety standards for mining. Coincident with Wabi's efforts, Farallon and McIntosh Engineering will be investigating mine design changes that may, among other things, change the initial area of mining.

Mill site construction activities continue with earthworks nearing completion. Contracts for aggregate supply and concrete forming have been let to MacInter SA de CV and work on the mill footing excavations and mill base is expected to start shortly. Final mill design drawings are being prepared and equipment purchases are on-going. Work on the tailings dam and water diversion earthworks is also proceeding with necessary environmental procedures being undertaken at this time. Construction activities are expected to commence in late October or early November.

In other developments, the Company has applied for its power line permit and is expecting a response from the Mexican Secretariat of Environmental and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or SEMARNAT) in November, after which construction activities will commence. The contract for construction of the power line has already been let to Constructora Vivar S.A de C.V. and the routing surveyed in preparation to start immediately upon receipt of SEMARNAT’s response, if favourable. At the same time, the Company has signed a new agreement with the National Union of Mineworkers to cover activities through to the commencement of production. The agreement has been ratified by our local employees and will see the retention of local benefits in all future activities on site.

Community Engagement

Following up on its extensive socio-economic studies in 2006, Farallon is working with government and private training institutes to implement several education and training programs, with the objective of assisting people in the local communities to prepare for direct and indirect jobs related to mine development at G-9. These include:

  Partnering with the local government to initiate a Literacy and Basic Education program in the fall of 2006, with graduating classes in July and September 2007.

  Partnering with a federally certified training institution to certify personnel that have a skill set due to on the job training at the project, and to build a skills development program to strengthen the manpower available at the local level. A pilot program with current employees began during fiscal 2007. Introduction of a community skills program was implemented in September 2007.

  Partnering with another training institute to develop a job specific training program for underground miners. This program is scheduled for implementation in November 2007.

  Integrated committee community meetings with the five satellite communities when completed and formalized. Planning and training of committee members is scheduled from October - December 2007.

The Company holds ongoing community information sessions to discuss topics such as the environment, what a modern mining operation looks like, and what jobs and training opportunities might be available.

1.2.3	Activities during the fiscal quarter

The following activities occurred during the quarter ended September 30, 2007:

(i)	advancement of exploration and resource expansion objectives, including:

	a.	completion of approximately 11,660 metres of surface drilling in 30 holes, all drilled at G-9 deposit;

	b.	initiation of resource modelling for a new resource estimate for G-9 deposit;

(ii)	advancement of the underground access decline to 369.5 metres and the ventilation crosscut to 222.5 metres.

(iii)	advancement of project planning, focusing on G-9 and including;

	a.	retaining the services of Wabi Development Corporation for decline development and training;

	b.	initiation of education enhancement and planning and implementation of training programs for employees, and members of local communities for direct and indirect employment associated with the project;

(v)	ongoing purchase of mine and mill equipment; and

(vi)	ongoing office, general management and community engagement activities.

1.2.4	Legal

(a)	Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing. The Company continues to seek the recovery of the default monetary judgement awarded in 2007, the current value of which is in excess of US$1 million.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston. In November 2007, the Prosecutor General’s Office denied the appeal, stating that there were no grounds for criminal prosecution against the Company or any of its directors. This ruling has been confirmed by the Auxiliaries of the Public Prosecutor and is fully ratified and definitive. This now concludes the criminal action by Mr. Hermiston.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora to have the proceedings dismissed and to seek remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement. On November 6, 2007, the Company was advised by its legal representative in Mexico that the Second District Court of Hermosillo issued a ruling declaring that Wiltz had not proven its allegations and that there was no justification to rescind the Agreement, thereby dismissing the case. The ruling is conclusive and clearly states that Farallon's position has been upheld.

1.2.5	Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004, US$0.62/lb in 2005 and US$1.47/lb in 2006. Zinc has continued to increase in 2007, averaging US$1.54/lb to the end of October. Lead prices averaged US$0.40/lb in 2004, US$0.43/lb in 2005 and US$0.60/lb in 2006. Lead prices have also increased in 2007, averaging US$1.13/lb to the end of October.

Copper averaged US$1.30/lb in 2004, US$1.59/lb in 2005 and US$3.03/lb in 2006. The copper price decreased in early 2007, but has been rising since mid February, averaging US$3.24/lb to the end of October.

The gold price averaged US$410/oz in 2004, US$445/oz in 2005 and US$604/oz in 2006. Gold prices decreased in late 2006 and early 2007, but have rebounded since mid January to average US$675/oz to the end of October 2007. The silver price averaged US$6.69/oz in 2004, US$7.32/oz in 2005 and US$11.55/oz in 2006. Silver prices have followed gold; rebounding to average US$13.17/oz to the end of October 2007.

The outlook for all these metals remains favourable in the immediate term. The Company continues to monitor long term metal price forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

1.3	Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2007, 2006, and 2005 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2007	2006	2005
Current assets	$62,277	$6,251	$14,649
Mineral properties	8,963	8,963	8,963
Other assets	4,633	302	384
Total assets	75,873	15,516	23,996

Current liabilities	4,488	684	722
Other liabilities	51	–	–
Shareholders’ equity	71,334	14,832	23,274
Total liabilities and shareholders’ equity	75,873	15,516	23,996

Working capital	57,789	5,567	13,927

Expenses (income)
Exploration	14,651	8,977	8,752
Conference and travel	583	416	207
Foreign exchange	(3,670)	(813)	(19)
Interest expense	5	7	–
Interest and other income	(1,533)	(313)	(269)
Legal, accounting and audit	1,755	858	1,242
Office and administration	2,248	1,628	1,128
Shareholder communications	320	663	621
Stock-based compensation - exploration	905	387	366
Stock-based compensation - office and administration	1,597	647	406
Loss before the under noted	16,861	12,457	12,434
Gain on sale of equipment	–	–	(3)
Loss for the year	16,861	12,457	12,431

Basic and diluted loss per share	$0.10	$0.12	$0.15

Weighted average number of
common shares outstanding	172,363,147	102,328,852	80,437,034

1.4	Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2007	2007	2007	2006	2006	2006	2006	2005
Current assets	$54,819	$62,277	$66,433	$20,031	$2,264	$6,251	$8,788	$11,293
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	5,266	4,633	915	924	867	302	339	331
Total assets	69,047	75,873	76,311	29,918	12,094	15,516	18,090	20,587

Current liabilities	4,002	4,488	1,125	864	897	684	762	461
Other liabilities	51	51	–	–	–	–	–	–
Shareholders’ equity	64,994	71,334	75,186	29,054	11,197	14,832	17,328	20,126
Total liabilities and equity	69,047	75,873	76,311	29,918	12,094	15,516	18,090	20,587

Working capital	50,817	57,789	65,308	19,167	1,367	5,567	8,026	10,832

Expenses (income)
Exploration	10,073	6,670	3,421	1,829	2,731	2,332	2,428	1,774
Conference and travel	116	125	115	234	109	125	70	165
Foreign exchange loss (gain)	(1,711)	(3,602)	(287)	221	(1)	(41)	(179)	8
Interest income	(575)	(676)	(767)	(55)	(35)	(83)	(79)	(71)
Legal, accounting and audit	262	571	367	528	289	350	187	195
Office and administration	742	743	533	493	483	344	377	416
Shareholder communications	64	93	58	111	58	51	58	527
Stock-based compensation	189	1,944	142	465	(49)	458	81	12
Tax	162	–	–	–	–	–	–	–
Loss for the period	9,322	5,868	3,582	3,826	3,585	3,536	2,943	3,026

Basic and diluted loss per
share	$0.03	$0.02	$0.02	$0.03	$0.03	$0.03	$0.03	$0.03

Weighted average number of
common shares outstanding
(thousands)	287,444	284,608	180,646	Dec 31	105,822	105,294	104,807	99,362

1.5 Results of Operations

Loss for the three months ended September 30, 2007 increased to $9,322,281 from $3,585,302 in the same period of the previous fiscal year. The increase is due principally to increased exploration and development activities at the Campo Morado property with the ongoing development at the Company’s G9 deposit.

Expenses, excluding stock-based compensation, foreign exchange, interest income and tax increased to $11,256,548 from $3,671,165 in the same quarter of the previous fiscal year.

Exploration expenses for the period ended September 30, 2007, excluding stock-based compensation, increased to $10,072,551 compared to $2,731,129 in the first quarter of the 2007 fiscal year. The main exploration expenditures incurred during the quarter were drilling (2008 – $1,250,756; 2007 – $862,158), engineering (2008 – $39,495; 2007 – $822,839); geological (2008 – $206,067; 2007 – $342,954), site activities (2008 – $906,376; 2007 – $532,333), and G9 expenditures (2008 – $7,193,668; 2007 – $nil). The Company is currently focused on the development of a mine on the G9 deposit (“G9 mine”) with expenditures on the decline, the access road, and development of the process plant. The Company has in addition paid approximately $7.1 million to vendors in advance for the supply of goods and services for the project which have been recorded as prepaid expenditures. Exploration expenditures during the period were also focused on resource expansion objectives (refer 1.2.2)

Interest income increased to $574,664 for the quarter ended September 30, 2007 from $34,961 for the previous fiscal year due to higher average cash balances held by the Company.

Legal, accounting and audit expenses of $262,415 for the period ended September 30, 2007 was comparable to $289,433 incurred in the previous year. The Company is committed to another approximately $500,000 (2006 – $900,000) in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unfavourable judgment as the Company desires to bring a successful conclusion to all outstanding litigation. Office and administration costs increased to $741,884 compared to $483,363 in prior year due mainly to an increase in the number of personnel required to support the development of G9.

Foreign exchange gain increased to $1,710,894 in the current quarter from $1,616 in the first quarter of previous year, due to the Canadian dollar appreciating vis-à-vis the US dollar. The Company currently holds approximately half of its funds in Canadian dollars.

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results, and mine development changes in metal prices or market conditions.

At September 30, 2007, the Company had working capital of approximately $51.0 million of which $45.4 million are cash and equivalents invested in business and current accounts with Scotiabank, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments. This together with the planned debt financing described below is sufficient to fund its known commitments and operating plans over the balance of the fiscal year ending June 30, 2008.

1.7	Capital Resources

At September 30, 2007, Farallon had working capital of approximately $51.0 million, as compared to $57.8 million at June 30, 2007. The Company has no long term debt.

The Company has appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development and construction of the G9 mine at Campo Morado. The package comprises an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company has paid approximately $900,000 in fees relating to the financing. The Company is currently in the process of finalizing the terms of the US$20 million term loan facility.

The Company currently has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

At September 30, 2007, the Company had 289.7 million common shares issued and outstanding.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiary, Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the quarter ended September 30, 2007, the Company paid HDI $1,689,815 for these services, as compared to $1,183,793 in the comparable period of fiscal 2007. This increase is due to the additional services provided by HDI associated with the G9 mine development activity as described in 1.2.2.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

The Company is currently in the process of finalizing in the normal course a debt financing agreement as described in 1.6 Liquidity.

1.12	Critical Accounting Estimates

The Company's accounting policies follow the same accounting policies and methods of application as presented in note 3 of the audited consolidated financial statements for the year ended June 30, 2007, and as presented in changes in accounting policies item 1.13 and note 3 of the consolidated financial statements for the period ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on July 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 8, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				289,705,318
		Cdn $
Share purchase options	February 29, 2008	$ 0.74	180,000
	March 31, 2009	$ 0.80	914,000
	March 31, 2009	$ 0.89	40,000
	March 31, 2009	$ 0.63	574,000
	May 31, 2009	$ 0.63	50,000
	August 24, 2009	$ 0.63	1,232,500
	March 31, 2011	$ 1.00	2,450,000
	March 31, 2012	$ 0.63	3,770,000	9,210,500

Warrants	November 17, 2008	$ 0.60	15,953,350
	December 21, 2008	$ 0.50	9,600,000
	December 21, 2008	$ 0.70	79,945,000	105,498,350

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended September 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The Company is in the process of arranging a debt financing package for the development and construction of the G9 mine at Campo Morado. There can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.